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October 28, 2019	Nathan D. Briggs T: 1 202 626 3909 F: 1 202 383 9308 nathan.briggs@ropesgray.com

BY EDGAR
Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549-1090

Re: Preliminary Proxy Statement of:

PIMCO Municipal Income Fund (File No. 811-10377)

PIMCO California Municipal Income Fund (File No. 811-10379)

PIMCO New York Municipal Income Fund (File No. 811-10381)

PIMCO Municipal Income Fund II (File No. 811-21076)

PIMCO California Municipal Income Fund II (File No. 811-21077)

PIMCO New York Municipal Income Fund II (File No. 811-21078)

PIMCO Municipal Income Fund III (File No. 811-21187)

PIMCO California Municipal Income Fund III (File No. 811-21188)

(each a “Fund” and, collectively, the “Funds”)

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on October 25, 2019, regarding the preliminary proxy statement of the Funds (the “Preliminary Proxy”), which was filed on October 18, 2019. The Preliminary Proxy was filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with a potential contested Trustee election at the Funds’ 2019 annual shareholders meeting.

A summary of the Staff’s comments and the Funds’ responses are set forth below. The responses will be reflected, to the extent applicable, in Amendment No. 1 to the Funds’ Preliminary Proxy (“Amendment No. 1”), to be filed on or about the date hereof. Capitalized terms used but not defined herein have the meaning set forth in the Preliminary Proxy.

1.

Comment: Disclosure on the first page of the shareholder letter states: “Although a substantial percentage of ARPS holders participated in the tender offers, Dryden was offered a 100% liquidity alternative for its ARPS and chose not to participate.” Please revise this disclosure to specify the percentage of ARPS holders that participated in the tender offers.

•	Response: The above-referenced disclosure has been revised in Amendment No. 1 as follows:

In 2018, at PIMCO’s recommendation, each Fund offered all holders of ARPS, including Dryden, an opportunity to tender up to 100% of their ARPS at a price of 85% of the ARPS’ liquidation preference (i.e., “face value”) in a tender offer. In considering the interests of all shareholders, the Board determined that, at the time and under then-current market conditions, this price represented fair value for the ARPS and was in the best interests of the Funds and their shareholders. In connection with these tender offers, between 12.26% and 26.58% of the Funds’ then-outstanding ARPS were tendered by shareholders. ~~Although a substantial percentage of ARPS holders participated in the tender offers,~~ Through such tender offers, Dryden was offered a 100% liquidity alternative for its ARPS and chose not to participate.

2.

Comment: Disclosure on page 2 of the Preliminary Proxy states: “Dryden is a Preferred Shareholder that owns less than 1% of each Fund’s ARPS. Dryden first purchased ARPS of each Fund in 2016, and continued to purchase ARPS of certain of the Funds at a substantial discount to their face value as recently as 2018.” Please revise this disclosure to specify the month in 2018 that Dryden last purchased ARPS.

Response: The above-referenced disclosure has been revised in Amendment No. 1 as follows:

Dryden is a Preferred Shareholder that owns less than 1% of each Fund’s ARPS. Dryden first purchased ARPS of each Fund in 2016, and continued to purchase ARPS of certain of the Funds at a substantial discount to their face value as recently as June 2018.

3.

Comment: Disclosure on page 4 of the Preliminary Proxy states that shareholders may revoke their proxies by properly submitting a later-dated proxy vote. Please revise this disclosure to reflect that preferred shareholders may revoke a proxy by submitting a later-dated proxy card to either the Funds or Dryden.

Response: The above-referenced disclosure has been revised in Amendment No. 1 as follows:

At any time before it has been voted, your proxy may be revoked in one of the following ways: (i) by timely delivering a signed, written letter of revocation to the Secretary of the applicable Fund at 650 Newport Center Drive, Newport Beach, California 92660, (ii) by properly executing and timely submitting a later-dated proxy vote to the Funds (or, in the case of Preferred Shareholders, to either the Funds or Dryden), or (iii) by attending the Meeting and voting in person.

4.

Comment: Disclosure on page 25 states: “For a proposal requiring approval of a plurality of votes cast, such as the election of Trustees, abstentions and broker non-votes will not be counted towards the achievement of a plurality of votes cast for a nominee.” Please revise this disclosure to specify that, for the contested preferred share Trustee elections, non-votes and abstentions will make it more challenging for a candidate to achieve more votes than the opposition candidate.

Response: The Funds have revised the above-referenced disclosure as follows:

For a proposal requiring approval of a plurality of votes cast, such as the election of Trustees, abstentions and broker non-votes will not be counted towards the achievement of a plurality of votes cast for a nominee. In the case of a contested election, abstentions and non-votes may require a nominee to receive a higher percentage of the votes cast in order to achieve a plurality of the votes cast, but will not be counted as votes against such nominee’s election.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Ryan Leshaw, Esq. Wu-Kwan Kit, Esq. David C. Sullivan, Esq.